UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   FASMAN, MICHAEL J.
   ALLEN & FASMAN
   9595 Wilshire Boulevard
   Suite 210
   Beverly Hills, CA  90212
2. Issuer Name and Ticker or Trading Symbol
   SOUTHWEST WATER COMPANY
   SWWC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 30, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director Emaritus
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $0.01 par val|09/13/|M   | |2,066             |A  |$9.38      |                   |      |                           |
ue                         |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par val|09/13/|M   | |347               |A  |$7.22      |9,047              |D     |/1                         |
ue                         |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$9.38   |02/01|J   | |2,066      |A  |/2   |02/02|Common Stock|2,066  |       |2,066       |D  |            |
 Buy)                 |        |/90  |    | |           |   |     |/00  |            |       |       |            |   |            |
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Stock Option (exercise|$9.38   |09/13|M   | |           |   |/2   |02/02|Common Stock|2,066  |       |0           |   |            |
)                     |        |/99  |    | |           |   |     |/00  |            |       |       |            |   |            |
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Stock Option (Right to|$9.38   |03/11|A   | |2,066      |A  |/3   |03/12|Common Stock|2,066  |       |2,066       |D  |            |
 Buy)                 |        |/91  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Stock Option (Right to|$5.14   |05/15|A   | |1,665      |A  |/4   |05/16|Common Stock|1,665  |       |            |   |            |
 Buy)                 |        |/95  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Stock Option (exercise|$8.10   |05/23|M   | |252        |D  |/4   |05/16|Common Stock|252    |$8.10  |            |   |            |
)                     |        |/96  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Stock Option (Right to|$6.75   |05/16|M   | |302        |D  |/4   |05/16|Common Stock|302    |$6.75  |            |   |            |
 Buy/Exercise)        |        |/97  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Stock Option (Exercise|$6.42   |05/22|M   | |318        |D  |/4   |05/16|Common Stock|318    |$6.42  |793         |D  |            |
)                     |        |/98  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Stock Option (Right to|$7.22   |02/08|A   | |1,732      |A  |/5   |02/09|Common Stock|1,732  |$7.22  |1,732       |D  |            |
 Buy)                 |        |/96  |    | |           |   |     |/06  |            |       |       |            |   |            |
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Stock Option (Exercise|$7.22   |02/18|M   | |692        |D  |/5   |02/09|Common Stock|692    |$7.22  |            |   |            |
)                     |        |/99  |    | |           |   |     |/96  |            |       |       |            |   |            |
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Stock Option(Exercise)|$7.22   |09/13|M   | |347        |D  |/5   |02/09|Common Stock|347    |$7.22  |693         |D  |            |
                      |        |/99  |    | |           |   |     |/06  |            |       |       |            |   |            |
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Stock Option (Right to|$9.52   |05/22|A   | |1,575      |A  |/6   |05/23|Common Stock|1,575  |       |1,575       |D  |            |
 Buy)                 |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Stock Option (Right to|$12.90  |05/28|A   | |1,575      |A  |/7   |05/29|Common Stock|1,575  |       |1,575       |D  |            |
 Buy)                 |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
/1, /2, /3, /4, /5, /6 and /7 adjusted for stock dividends on 01/02/96, 01/02/97 and 01/02/98 and a 5-for-4 stock split in the form of a dividend on
10/20/98.
/1 Gifted 700 shares on 1/29/98 to The Jewish Federation council of Greater Los Angeles.
/2Granted under SWWC's Employee Stock Purchase Plan issued under old Rule 16b-3. Exercisable @ 1/5 a year beginning
02/01/91.
/3 Exercisable @ 1/5 a year beginning 03/11/92. /4 Exercisable @ 1/5 a year beginning 05/15/96. /5 Exercisable
@ 1/5 a year beginning
02/08/97.
/6 Issued under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning
05/22/98. /7 Exercisable @ 1/2 a year beginning on
05/28/99.
/6 Issued under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning
05/28/99.
SIGNATURE OF REPORTING PERSON
 /s/ Michael J. Fasman
DATE
 October 8, 1999